FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004

Commission File Number 000-30224

CRYPTOLOGIC INC.
(Translation of registrant’s name into English)

1867 Yonge Street, 7th Floor Toronto, Ontario, Canada M4S 1Y5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYPTOLOGIC INC.

Date: November 23, 2004	Lewis N. Rose President and Chief Executive Officer

FOR IMMEDIATE RELEASE
ALL DOLLAR AMOUNTS IN US$
Symbol: TSX: CRY;  NASDAQ: CRYP; LSE: CRP

CRYPTOLOGIC DEBUTS NEW CASINO GAME FAVOURITES
Internet’s first British pub-style slots added to online casino suite that includes 30 new games in 2004

November 23, 2004 (Toronto, ON) – CryptoLogic Inc., a leading software developer to the global Internet gaming market, announced the release of a new array of internationally-popular games with the latest version of its leading casino software. Exciting new card and slot game favourites have been rolled out in the sixth version of the company’s software, licensed through its subsidiary, WagerLogic Limited. These recent choices bring to over 30 in the number of new online casino games that the company has introduced in 2004.

“At CryptoLogic, the market drives our products, and then our products drive the market,” said Lewis Rose, CryptoLogic’s President and CEO. “CryptoLogic has now brought a UK pub tradition – the Fruit Machine known as “Fruities” – to the Internet for the first time ever. In the online casino business, it’s about smart, market-oriented innovations that give players worldwide the games they want. We’ve done that in spades this year with a flow of new casino products, which are proving successful for our customers.”

CryptoLogic has enjoyed significant revenue growth from the thriving UK market, and some of its recently developed games are specifically designed to strengthen the product’s appeal to British players. The new Fruit Machines – Fruit Fight and Super Sideshow – recreate the entertaining experience of these games found in pubs and take-away restaurants, and are hugely popular throughout the UK.

WagerLogic’s Version 6 software also includes great classics as online casino table choices: Casino Solitaire and Casino War. Two variants of Blackjack complement the expanded casino suite with the addition of Pontoon, a British version of this well-liked card game, and Super Fun 21, a downtown Las Vegas favourite.

Find these exciting WagerLogic games at some of the world’s top Internet gaming sites, including intercasino.com, littlewoodscasino.com and williamhillcasino.com, with others to follow.

About CryptoLogic® (www.cryptologic.com)
Focused on integrity and innovation, CryptoLogic Inc. is the world’s largest public online gaming software developer. The company’s proprietary technologies enable secure, high-speed financial transactions over the Internet, and its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Ltd., a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to customers worldwide. For more information on WagerLogic ®, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq National Market (symbol: CRYP), and on the Main Market of the London Stock Exchange (symbol: CRP).

Tel (416) 545-1455      Fax (416) 545-1454
1867 Yonge Street, 7th Floor, Toronto, Canada M4S 1Y5

For more information, please contact: At CryptoLogic, (416) 545-1455 Nancy Chan-Palmateer, Director of Communications

At Argyle Rowland, (416) 968-7311 (North American media)
Daniel Tisch, ext. 223/ dtisch@argylerowland.com
Melissa Chang, ext. 239/ melissa@argylerowland.com

Financial Dynamics, + 44 20 7831 3113 (UK media)
Juliet Clarke, juliet.clarke@fd.com
Edward Bridges, edward.bridges@fd.com

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:
Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.